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12012937

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Electronic Transaction Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 South Figueroa Street, Suite 1450

(No. and Street)

Los Angeles	**CA**	**90017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy **(213) 402-1563**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kevin Murphy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Electronic Transaction Clearing, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of California
County of Los Angeles

Subscribed and sworn to before me
this 28th day of February 2012

Rabsy Collins

Notary Public

RABSY COLLINS
COMM. #1947710
Notary Public - California
Los Angeles County
My Comm. Expires Aug. 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers in securities pursuant to Rule 15c3-3.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC TRANSACTION CLEARING, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2011

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

ELECTRONIC TRANSACTION CLEARING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Electronic Transaction Clearing, Inc.

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Transaction Clearing, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 28, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Electronic Transaction Clearing, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash	$ 683,184
Cash segregated under federal and other regulations	16,436,272
Collateralized agreement for securities borrowed	70,000
Deposits with clearing and depository organizations	1,010,000
Receivable from broker-dealers and clearing organizations	120,136
Receivable from broker-dealer omnibus account	35,519,722
Receivable from customers	500,127
Securities owned, at fair value	141,525
Prepaid expense	28,623
Other deposits and receivables	29,731
Furniture and office equipment, net	126,787
Deferred tax asset	1,417,449
Total assets	$ 56,083,556

Liabilities and Stockholder's Equity

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 2,526,427
Payable to customer omnibus account	35,448,331
Payable to customers	11,781,267
Accounts payable and accrued liabilities	1,877,344
Total liabilities	51,633,369
Subordinated borrowings	400,000
Stockholder's equity:	
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-
Common stock, $0.001 par value; 10,000,000 shares authorized, 4,917,735 shares issued and outstanding	4,918
Additional paid-in capital	6,462,923
Accumulated deficit	(2,417,654)
Total stockholder's equity	4,050,187
Total liabilities, subordinated borrowings, and stockholder's equity	$ 56,083,556

See Accompanying Notes to Statement of Financial Condition

1. Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the Chicago Board Options Exchange ("CBOE"), Chicago Board Stock Exchange, Boston Stock Exchange, National Stock Exchange, NASDAQ, NASDAQ OMX-PHLX, BATS Y Exchange, BATS Z Exchange, EDGA Exchange, EDGX Exchange, AMEX, NYSE and NYSE Arca. The Company is a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains an omnibus relationship with Barclays Capital, Inc. The Company provides clearing services to customers and correspondent broker-dealers, and is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent").

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Securities owned consist of certificates of deposit held at commercial banks with one year maturities. Securities owned are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $156,506. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Collateralized Agreement for Securities Owned

Securities borrowed are generally reported as collateralized financing except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained as necessary. Securities borrowed are recorded at the amount of cash collateral advanced adjusted for additional collateral obtained.

1. Summary of Business and Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Company's securities measured at fair value on a recurring basis follows.

Certificates of Deposit. Certificates of deposit are valued using the cash balance plus accrued interest and are categorized as level 1.

3. Cash Segregated Under Federal and Other Regulations

Cash of $16,436,272 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of introducing brokers ("PAIB").

4. Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of $10,000. As of December 31, 2010, the Company had $10,000 on deposit with DTC.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2011, the Company had $1,000,000 on deposit with NSCC, which was $896,702 in excess of the total clearing fund requirement of $103,298.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 119,445	$ 10,001
Fees receivable/payable	691	-
Payable to broker-dealers	-	2,516,426
	$ 120,136	$ 2,526,427

6. Receivable from Broker-Dealer Omnibus Account and Payable to Customer Omnibus Account

Amounts receivable from broker-dealer omnibus account represents an amount on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to customer omnibus account includes amounts due on cash and transactions with a customer with whom the Company has a clearing agreement and omnibus custody agreement.

7. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

8. Related Party Transactions

On April 29, 2011, the Company executed a management agreement under which the Company pays a monthly fee of $83,000 to the Parent for management services. The fee is payable bi-monthly in advance.

One of the largest stockholders of the Parent is owned and managed by two key employees of the Company. On February 28, 2011, one of the key employees transferred employment exclusively to the Parent and continues to provide services to the Company under the Parent's management agreement. The other key employee is dually employed by the Parent and the Company. The Parent provides compensation to this individual on behalf of both entities.

The Company provides clearing services to five entities that are affiliated to three members of the Board of Directors of the Parent.

9. Subordinated Borrowings

On February 26, 2010, the Company extended its subordinated loan agreement with Capstone Opportunity Partners LP, a stockholder of the Parent. The amended agreement matured on February 27, 2011 and was paid in full. Interest was paid monthly at 15% per annum.

On May 25, 2010, the Company extended its subordinated loan agreement with Cloyd Industries, LLC., a stockholder of the Parent. The amended agreement matured on June 9, 2011 and was paid in full. Interest was paid monthly at 15% per annum.

On September 23, 2010, the Company extended its subordinated loan agreement with Kayo Financial, LLC, a stockholder of the Parent. The amended agreement matured on September 24, 2011 and was paid in full. Interest was paid monthly at 15% per annum.

On September 30, 2010, the Company extended its subordinated loan agreement with Kayo Financial, LLC, a stockholder of the Parent. The amended agreement matured on September 30, 2011 and was paid in full. Interest was paid monthly at 15% per annum.

On June 9, 2011, the Company entered into a subordinated loan agreement with the Parent. The agreement expires on June 9, 2012 and is payable in full upon maturity. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2011, the outstanding loan balance totaled $400,000.

9. Subordinated Borrowings (continued)

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include customers and broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

12. Lease Obligations

The Company operates from a leased office space in Los Angeles. On February 3, 2011, the Company amended the current lease agreement to rent additional space. The current office lease expires on December 31, 2014. Upon expiration of the initial term, the Company has an option to extend the lease for an additional five years with an annual increase in lease payments of 3.5%.

In October 2008, the Company entered into a Commercial Vehicle Lease Agreement with U.S. Bancorp Business Equipment Finance Group for a term of 60 months at $1,320 per month. The Company leases two vehicles for use by its two officers. These vehicle leases are secured by a $40,000 certificate of deposit.

12. Lease Obligations (continued)

The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Auto	Equipment	Total
December 31, 2012	$ 265,288	$ 15,840	$ 32,013	$ 313,141
December 31, 2013	273,908	13,200	20,654	307,762
December 31, 2014	283,485	-	1,980	285,465
	$ 822,681	$ 29,040	$ 54,647	$ 906,368

13. Line of Credit

The Company has a $100,000 revolving business line of credit with Bank of America that expires on June 30, 2012. Interest is charged at the bank's prime rate plus three percent. At December 31, 2011, the interest rate was 6.25%. Borrowings were $100,000 and $100,000 on March 3, 2011, and April 5, 2011, respectively. The Company completely paid back the borrowings on March 31, 2011, and April 28, 2011. This line of credit is secured by a $100,000 certificate of deposit issued by the bank.

14. Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2011, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. The Parent made additional capital contributions of $1,760,000 during 2011.

15. Income Taxes

The deferred tax asset relates primarily to net operating losses carried forward, and the temporary differences of the depreciation of furniture and office equipment, organizational costs and accumulated amortization, and prepaid expenses and vacation liability accrued between financial reporting and tax reporting.

The Company has recorded a deferred tax asset for the expected future benefit of net operating losses carried forward of approximately $3.5 million and $3.9 million, for Federal and State purposes, respectively, at December 31, 2011. These net operating losses will expire between the years 2017 and 2031. At December 31, 2011, the deferred tax asset balance was $1,417,449.

16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $2,752,373 which was $2,502,373 in excess of its required net capital of $250,000.

17. Contingencies

As a result of a routine financial and operational examination of the Company in 2010, CBOE staff issued notices indicating that there may be reasonable grounds to believe that the Company and some employees have violated certain CBOE rules. CBOE staff referred the matter to its Business Conduct Committee which, on June 24, 2011, issued an Amended and Restated Statement of Charges ("Amended Charges") against the Company, the Chief Compliance Officer, the President and Chief Operating Officer, and the Chief Executive Officer. The Amended Charges allege that the Company violated provisions of the Securities Exchange Act of 1934, the rules thereunder, and CBOE rules relating to anti-money laundering and customer identification programs; the "easy-to-borrow" list; day trading buying power limits and minimum equity requirements on individual traders underlying customer accounts; and supervision of customer accounts and activities. The Company filed an answer to the Amended Charges on July 11, 2011. In December 2011, the Business Conduct Committee constituted a hearing panel, and the Company is awaiting the scheduling of a hearing date. Management is vigorously defending its position and believes that the resolution of these matters will not result in any material adverse effects on the Company's financial position.

In August 2011, the SEC issued an Order Directing Private Investigation in the matter of clearing firms providing sponsored or direct market access, and issued a subpoena to the Company in connection with that investigation. The subpoena sought information regarding ETC's customer relationships, anti-money laundering compliance program, loans made to customers by unaffiliated third parties, and customer trading activities. Subsequently, the SEC issued subpoenas for the sworn testimony of certain current and former employees of the Company. The Company has produced documents responsive to the subpoena and made its employees available for testimony. Management believes that the resolution of these matters will not result in any material adverse effects on the Company's financial position.

18. Subsequent Events

Management evaluated subsequent events through February 28, 2012 the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.